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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*


                                   Open Energy
                             -----------------------
                                (Name of Issuer)
----------------------------------------------------------------------------
                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    68370710
                                    --------
                                 (CUSIP Number)

                                  May 22, 2007
----------------------------------------------------------------------------
            (Date of Event, which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)
|X|   Rule 13d-1(c)
|_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act out shall be subject to all other provisions of the Act, (however, see the Notes).

Cusip No.   68370710
------------------------------


--------------------------------------------------------------------------------

      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only)

                         Cornell Capital Partners, L.P.
                                  (13-4150836)
--------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) |_|
      (b) |_|

--------------------------------------------------------------------------------

      3.    SEC Use Only

--------------------------------------------------------------------------------

      4.    Citizenship or Place of Organization: Cayman Islands

--------------------------------------------------------------------------------

            5.    Sole Voting Power: 9,160,337

--------------------------------------------------------------------------------

            6     Shared Voting Power:                          0

--------------------------------------------------------------------------------

            7.    Sole Dispositive Power:               9,160,337

--------------------------------------------------------------------------------

            8.    Shared Dispositve Power:                      0

--------------------------------------------------------------------------------

            9.    Aggregate Amount Beneficially Owned
                  by Each Reporting Person:             9,160,337

--------------------------------------------------------------------------------

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

      11.   Percentage of Class Represented by Amount
            in Row (9):                                     9.8%

--------------------------------------------------------------------------------

12.   Type of Reporting Person (See Instructions):              PN

Item 1.
         (a) Name of Issuer:        Open Energy
         (b) Address of Issuer's Principal Executive Offices:
                               514 Via de la Valle
                                    Suite 200
                               Solana Beach, CA 92075
Item 2.       Identity and Background.

         (a)               Name of Person Filing: Cornell Capital Partners, L.P.
         (b) Address of Principal Executive Office or, if none, Residence of Reporting Persons: 101 Hudson Street, Suite 3700 Jersey City, NJ 07302
         (c)               Citizenship: Cayman Islands
         (d) Title of Class of Securities: Common Stock, par value $0.001 per share (e) Cusip Number: 68370710.

Item 3. If the statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

         (a)   |_|   Broker or dealer registered under section 15 of the Act (15
               U.S.C. 78o);
         (b)   |_|   Bank as defined in section 3(a)(6) of the Act
               (15 U.S.C. 78c);
         (c)   |_|   Insurance company as defined in section 3(a)(19) of the Act
               (15 U.S.C. 78c);
         (d)   |_|   Investment company registered under section 8 of the
               Investment Company Act of 1940 (15 of the Act (15 U.S.C. 78o);
         (e)   |_|   An investment adviser in accordance with
               ss.240.13d-1(b)(1)(ii)(E);
         (f)   |_|   An employee benefit plan or endowment fund in accordance
               with ss.240.13d-1(b)(1)(ii)(F);
         (g)    |_|   A parent holding company or control person in accordance
               with ss.240.13d-1(b)(1)(ii)(G);
         (h)   |_|   A savings associations as defined in Section 3(b) of the
               Federal Deposit Insurance Act (12 U.S.C. 1813);
         (i)   |_|   A church plan that is excluded from the definition of an
               investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); or
         (j)   |_|   Group, in accordance with 240.13d(b)(1)(ii)(J).

Item 4.       Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned: 9,160,337

      (b)   Percentage of Class: 9.8%*

      (c)   Number of shares as to which the person has:

            (i)   Sole Power to vote or to direct the vote: 9,160,337

            (ii)  Shared power to vote or to direct the vote: 0

            (iii) Sole power to dispose or to direct the disposition: 9,160,337

            (iv)  Shared power to dispose or to direct the disposition: 0

Item 5.       Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.       Ownership of more than five percent on Behalf of Another Person.

                                 Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                                 Not Applicable

Item 8.       Identification and Classification of Member Group

                                 Not Applicable

Item 9.       Notice of Dissolution of Group

                                 Not Applicable

Item 10.      Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

* Please note that Cornell Capital Partners, L.P. ("Cornell") and Open Energy (collectively the "Parties") executed a Letter Agreement dated May 21, 2007 that in connection with the Series of Secured Debentures (the "Debentures') issued to Cornell pursuant to the Securities Purchase Agreement dated March 30, 2006, as amended increased the ownership cap set forth in Section 3(b)(i) of each of the Debentures from 4.99% to 9.99%.

      In addition please note that that upon the execution of the May 21st Letter Agreement between the Parties, Cornell is the owner of the following Warrants to purchase common stock which it obtained through a Stock Purchase Agreement dated March 30, 2007 for 6,000,000 shares exercisable at $.50 and a Stock Purchase Agreement Dated March 31, 2006, as amended, for three (3) separate Warrant Agreements in the amount of 3,500,000, 3,500,000 and 6,250,000 shares each exercisable at $.50 respectfully. These shares are not included in the calculation of the amount of outstanding shares owned by Cornell because each Warrant Agreement prohibits Cornell from converting any of its Warrants if at the time Cornell is entitled to exercise any Warrant for a number of Warrant Shares in excess of that number of Warrant Shares which, upon giving effect to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by Cornell and its affiliates to exceed 9.99% (this was increased from 4.99% to 9.99% pursuant to the May 21st. Letter Agreement between the parties) of the outstanding shares of the Common Stock following such exercise.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement in true, complete and correct.


Dated:  May 23, 2007                        REPORTING PERSON:
                                            ----------------

                                            CORNELL CAPITAL PARTNERS, L.P.

                                            By:      Yorkville Advisors, LLC
                                            Its:     Investment Manager

                                            By:   /s/ Steven S. Goldstein
                                                  ------------------------------
Name:    Steven S. Goldstein, Esq.
                                            Its:     Chief Compliance Officer